EXHIBIT 99.4
AGRIUM INC.
RECONCILIATION WITH UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES
FOR THE YEARS ENDED
DECEMBER 31, 2010, 2009 AND 2008

AGRIUM INC.

Reconciliation with United States Generally Accepted Accounting Principles

December 31, 2010

Agrium Inc. (the “Company”) follows generally accepted accounting principles in Canada (Canadian GAAP), which differs in certain material respects from accounting principles applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (U.S. GAAP). The following information should be read in conjunction with the Company’s 2010 audited consolidated financial statements prepared in accordance with Canadian GAAP. All figures are in millions of U.S. dollars, except per share amounts.

For the year ended December 31,
Reconciliation of net earnings under Canadian GAAP to U.S. GAAP	2010	2009	2008

Net earnings, Canadian GAAP	714	366	1,322
Non-controlling interests	–	(1)	(30)

Net earnings including non-controlling interests, Canadian GAAP	714	365	1,292
Stock-based compensation (a)	(22)	(7)	(6)
Inventories and purchase commitments (b)	–	104	(104)
Acquisition-related costs (c)	8	(45)	–
Stripping costs (d)	20	(16)	1
Other	(1)	(6)	(15)
Income tax effect of the above adjustments	(3)	(25)	46

Net earnings, U.S. GAAP	716	370	1,214
Net earnings attributable to non-controlling interests	–	1	30

Net earnings attributable to common shareholders, U.S. GAAP	716	371	1,244

Earnings per common share attributable to common shareholders, U.S. GAAP (including loss per share of discontinued operations of $0.11)

Basic	4.55	2.36	7.89

Diluted	4.54	2.36	7.84

For the year ended December 31,
Comprehensive income under U.S. GAAP	2010	2009	2008

Net earnings, U.S. GAAP	716	370	1,214
Cash flow hedges, net of tax	(2)	(4)	(18)
Foreign currency translation	80	94	(234)
Funded status of defined benefit plans, net of tax (e)	(16)	12	(7)
Available for sale financial assets, net of tax	(29)	29	–

Comprehensive income, U.S. GAAP	749	501	955
Comprehensive income attributable to non-controlling interests	–	1	30

Comprehensive income attributable to common shareholders, U.S. GAAP	749	502	985

As at December 31,
Cumulative effect of adjustments from Canadian GAAP to U.S. GAAP on shareholders’ equity	2010	2009

Shareholders’ equity, Canadian GAAP	5,347	4,592
Stock-based compensation (a)	(39)	(17)
Acquisition-related costs (c)	(37)	(45)
Stripping costs (d)	–	(20)
Funded status of defined benefit plans (e)	(70)	(48)
Other	(47)	(46)
Income tax effect of the above adjustments	51	48

Equity attributable to common shareholders, U.S. GAAP	5,205	4,464
Non-controlling interests	8	11

Shareholders’ equity, U.S. GAAP	5,213	4,475

AGRIUM INC.

Reconciliation with United States Generally Accepted Accounting Principles

December 31, 2010

For the year ended December 31,
Reconciliation of statement of cash flows from Canadian GAAP to U.S. GAAP	2010	2009	2008

Cash flows provided by operating activities, Canadian GAAP	575	1,399	1,058
Acquisition-related costs	(37)	(45)	–
Stripping costs	20	(16)	1
Other	(1)	(9)	(29)
Accounts receivable securitization	(15)	–	–

Cash flows provided by operating activities, U.S. GAAP	542	1,329	1,030

Cash flows used in investing activities, Canadian GAAP	(1,546)	(513)	(3,375)
Acquisition-related costs	37	45	–
Stripping costs	(20)	16	(1)
Other	1	9	29

Cash flows used in investing activities, U.S. GAAP	(1,528)	(443)	(3,347)

Cash flows provided by financing activities, Canadian GAAP	518	(315)	1,196
Accounts receivable securitization	15	–	–

Cash flows provided by financing activities, U.S. GAAP	533	(315)	1,196

Effect of foreign exchange rate changes on cash and cash equivalents	15	5	(14)

Net increase (decrease) in cash and cash equivalents from continuing operations	(438)	576	(1,135)
Cash and cash equivalents provided by discontinued operations	45	–	–
Cash and cash equivalents, beginning of year	933	374	1,509
Deconsolidation of Egypt subsidiary	–	(17)	–

Cash and cash equivalents, end of year	540	933	374

AGRIUM INC.

Reconciliation with United States Generally Accepted Accounting Principles

December 31, 2010

1.	SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND U.S. GAAP

a)	U.S. GAAP requires measurement at fair value of stock-based compensation plans classified as liabilities. Such liabilities under Canadian GAAP are measured at intrinsic value. The Company estimates the fair value of liabilities for employee stock-based compensation plan awards using a Black-Scholes option pricing model.

Assumptions used to calculate fair value of stock options	2010	2009	2008

Risk-free interest rate (%)	2.2	3.8	2.2

Expected volatility (%)	53.46	43.04	41.13

Dividend rate (%)	0.12	0.18	0.32

Expected term at grant date (in years)	10	10	10

b)	U.S. GAAP requires inventories to be carried at the lower of cost and market. Market is defined as current replacement cost, subject to a minimum of net realizable value less a normal profit margin, and a maximum of net realizable value. Under Canadian GAAP, the amount of an inventory write-down may differ from U.S. GAAP because Canadian GAAP requires inventories to be carried at the lower of cost and net realizable value without consideration of minimum or maximum values. U.S. GAAP inventory reserves at December 31, 2010 were nil (December 31, 2009 – $19-million, December 31, 2008 – $320-million).

c)	Acquisition-related costs are excluded from the purchase price in a business combination and are expensed as incurred under U.S. GAAP, effective January 1, 2009. Under Canadian GAAP, effective through December 31, 2010, such amounts are included in the purchase price as part of goodwill. During the year ended December 31, 2010, acquisition-related costs of $37-million capitalized under Canadian GAAP were expensed under U.S. GAAP. In addition, during the year ended December 31, 2010, acquisition-related costs of $45-million, previously capitalized under Canadian GAAP, were expensed upon expiry of our offer to acquire CF Industries Holdings, Inc. Under U.S. GAAP, these costs had been expensed when incurred in 2009.

d)	U.S. GAAP requires recognition of stripping costs directly as a component of the cost of inventory produced each period. Under Canadian GAAP, the Company capitalizes and amortizes stripping costs.

e)	U.S. GAAP requires recognition of the funded status of pension and other post-retirement defined benefit plans on the consolidated balance sheets, with changes in that funded status recorded as a component of other comprehensive income (“OCI”) in the period they occur. Canadian GAAP does not require similar treatment.

f)	Joint ventures – Under U.S. GAAP, interests in a joint venture where the venturer does not control the joint venture are to be accounted for using the equity method. Under Canadian GAAP, such joint ventures are proportionately consolidated when joint control exists. As permitted by specific exemptions provided by the SEC, adjustments to reflect the application of equity accounting have not been made. Application of the equity method would not result in differences to shareholders’ equity or net earnings.

g)	U.S. GAAP uses a more-likely-than-not threshold to determine recognition of uncertain tax positions. Canadian GAAP does not have a similar standard. U.S. GAAP also provides guidance that differs from Canadian requirements for classification, interest and penalties, and disclosure.

h)	U.S. GAAP requires disclosure on the face of the balance sheet of common shares authorized, issued and outstanding. The Company has unlimited authorized common share capital.

i)	Under U.S. GAAP, certain transfers of undivided interests in accounts receivable to Qualified Special Purpose Entities no longer qualify for sale accounting treatment in accordance with new accounting guidance. Such transfers are accounted for as secured borrowings. At December 31, 2010, under U.S. GAAP, the Company’s accounts receivable would increase by $220-million and bank indebtedness would increase by $220-million.

j)	Reclassifications of stock-based compensation expense recorded under Canadian GAAP would be required under U.S. GAAP. The resulting presentation differences outlined below do not affect U.S. GAAP net earnings.

For the year ended December 31,
Allocation of stock-based compensation expense under U.S. GAAP	2010	2009	2008

Cost of product sold	9	5	(1)
Selling expense	5	3	(1)
General and administrative expense	118	72	(17)

Total stock-based compensation expense	132	80	(19)

AGRIUM INC.

Reconciliation with United States Generally Accepted Accounting Principles

December 31, 2010

k)	Financing costs – The Company recorded $22-million as at December 31, 2010 (2009 – $10-million) in unamortized costs relating to financing as a reduction to long-term debt under Canadian GAAP. Under U.S. GAAP, such costs are presented as non-current assets.

l)	Our accounting policy regarding planned major maintenance, which is consistent under Canadian GAAP and U.S. GAAP, is disclosed for U.S. GAAP purposes as follows:

Planned major maintenance includes replacement or overhaul of equipment and items such as compressors, turbines, pumps, motors, valves, piping and other parts, internal assessment of production equipment, replacement of aged catalysts, new installation or recalibration of measurement and control devices and other costs. Such expenditures are capitalized if they extend the useful life or increase the output or efficiency of equipment compared to pre-turnaround optimal working condition-levels of efficiency and output. Expenditures that do not extend the useful life or increase the output or efficiency of equipment such as routine maintenance and expenditures to maintain production equipment in proper working condition are expensed as incurred. The nature of deferred turnaround expenditures are consistent in all periods presented. Turnarounds are charged to cost of product sold on a straight line basis over the period until the next turnaround, generally one to four years. Capitalization of planned major maintenance, as opposed to expensing the cost when incurred, results in deferring recognition of plant turnaround expenditures and results in the classification of the related cash outflows as investing activities in the Company’s statement of cash flows, whereas others that expense similar costs as incurred classify the cash outflows as operating cash flows.

m)	U.S. GAAP requires presentation of non-controlling interest (“NCI”) in the shareholders’ equity section of the balance sheet, whereas Canadian GAAP presents NCI between liabilities and equity. U.S. GAAP requires consolidated net income attributable to the parent and to the NCI each to be separately identified and presented on the consolidated statement of operations whereas Canadian GAAP, presents NCI as a deduction from consolidated net earnings.

n)	Certain assets and liabilities of discontinued operations are classified as non-current under Canadian GAAP. U.S. GAAP requires assets and liabilities of discontinued operations to be classified as current.

2.	ACCOUNTING PRONOUNCEMENTS

        Recently Adopted Accounting Pronouncements

Unless otherwise indicated, the Company adopted the following pronouncements on January 1, 2010 and adoption did not have a material impact on net earnings, financial position or cash flows unless otherwise indicated. Recently adopted pronouncements include:

Accounting for Transfers of Financial Assets – changes how some companies account for transfers of financial assets, including clarification and amendments to the de-recognition criteria for transfers of financial assets to be accounted for as sales, and introduces new disclosures. The amendments impact the financial statement presentation for activity under the Company’s accounts receivable securitization program. Beginning for periods commencing January 1, 2010, transfers of receivables previously treated as sold and derecognized from the balance sheet are included in trade receivables and reflected as secured borrowings. The impact of adoption of this pronouncement is noted above.

New Consolidation Guidance for Variable Interest Entities (VIE) – amends the consolidation guidance for VIE including the elimination of the exemption for qualifying special purpose entities, a new approach for determining whether a VIE should be consolidated, and changes to when it is necessary to reassess consolidation of a VIE.

Fair Value Measurement and Disclosures – amendments require an entity to disclose separately the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe reasons for transfers. Also, in its information on Level 3 measurements, an entity should present separately information about purchases, sales, issuances, and settlements on a gross basis. The guidance also clarifies existing disclosures that a reporting entity should provide fair value measurement disclosures for each class of assets and liabilities and provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements (required for Level 2 and Level 3). These amendments were effective for the Company’s fiscal year beginning January 1, 2010, other than the revised Level 3 disclosure requirements that are effective 2011. The Company did not transfer financial instruments in or out of Level 1 or 2 during the year and accordingly this guidance had minimal impact. The Company did not classify any financial instruments as Level 3 in current or prior periods.

AGRIUM INC.

Reconciliation with United States Generally Accepted Accounting Principles

December 31, 2010

        Recent Accounting Pronouncements Not Yet Adopted

Unless otherwise indicated, the following pronouncements are effective on January 1, 2011.

Multiple-deliverable Revenue Arrangements – addresses how to separate deliverables and how to measure and allocate arrangement consideration to one or more units of accounting. The Company does not expect that adoption of this pronouncement will have a material impact on net earnings, financial position or cash flows.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses – existing disclosure has been amended to require a greater level of disaggregated information about the credit quality of its financing receivables and the allowance for credit losses and disclosure of credit quality indicators, past due information, and modifications of its financing receivables. These amendments are effective for the Company’s interim period ending after June 15, 2011 and the Company does not expect that additional disclosures will have significant impact.

3.	INCOME TAXES

At December 31, 2010 the Company has unrecognized tax benefits as set out below that, if recognized, would favorably affect the Company’s effective tax rate in future periods.

Unrecognized tax benefits	2010	2009

Opening balance	105	97
Additions based on tax positions related to the current year	–	3
Additions for tax positions of prior years	1	10
Expiry of statute of limitations	(28)	(5)

Closing balance	78	105

The Company’s practice is to recognize interest and penalties related to income tax uncertainties in income tax expense. Included in the unrecognized tax benefits at December 31, 2010 is interest of $35-million ($50-million at December 31, 2009). Under U.S. GAAP, a liability for unrecognized tax benefits (or reduction in amounts refundable) shall not be combined with deferred tax liabilities or assets. The Company and its subsidiaries are subject to federal and local taxation in Canada, U.S., Argentina, and in other jurisdictions in which the Company operates. The Company has substantially concluded Canadian income tax matters to taxation year 2002, U.S. income tax matters to taxation year 2004, and Argentine income tax matters to taxation year 2002.

4.	PENSION AND OTHER POST RETIREMENT BENEFIT PLANS

The accumulated balance of differences between Canadian and U.S. GAAP in the funded status of defined benefit plans consists of net actuarial losses. Defined benefit pension and post-retirement benefit plan amounts recognized in OCI includes amortization of unrecognized net actuarial losses of $2-million (2009 – $2-million). The expected amortization of net actuarial loss and prior service cost in 2011 for the Company’s defined benefit pension and other post-retirement benefit plans is $4-million and nil, respectively. The Company does not expect that plan assets will be returned to the employer in 2011. The accumulated benefit obligation at December 31, 2010 is $214-million (December 31, 2009 – $189-million).

5.	BUSINESS ACQUISITIONS

The following unaudited pro forma information is required under U.S. GAAP but is optional under Canadian GAAP. It does not purport to be indicative of the results that would have been obtained if the acquisition had occurred as of the beginning of the financial years presented or of the results that may be obtained in the future.

Unaudited Pro Forma Consolidated Summary Results of Operations (prepared as if the	For the year ended
acquisition of AWB Limited had occurred at the beginning of each year)	December 31,

	2010	2009

Net sales	15,604	14,023

Net earnings	668	175

The above information does not include adjustments for depreciation and amortization of fair values in excess of carrying values for any assets acquired because the Company has not yet determined fair values.

Net sales of AWB Limited (“AWB”) from December 3, 2010, the date of acquisition, to December 31, 2010, were $117-million. It is impracticable for the Company to provide net earnings information of AWB for the same period because corporate overheads of AWB are integrated with those of the Company.